Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Releases Its Income Statement for the Three Months Ended September 30, Balance Sheet as at June 30, 2006 and Income Statement for the Six Months Ended June 30, 2006, and Provides an Update on an Acquisition
HUIZHOU, Guangdong, China, December 22/Xinhua-PRNewswire/—Qiao Xing Universal Telephone, Inc. releases today its Un-audited Income Statement for the Three Months Ended September 30, Un-audited Balance Sheet as at June 30, 2006 and Income Statement for the Six Months Ended June 30, 2006, and provides an update on the acquisition of the remaining 20% equity in Qiao Xing Mobile Communication Co., Ltd.
Un-audited Income Statement for the Three Months Ended September 30
For the third quarter of 2006, XING’s sales revenue, income from operations and net income all increased significantly to reach USD107.7 Million, USD21.0 Million and USD13.2 Million respectively. The significant growth was primarily driven by the popularity of the “CECT” branded ‘A1000’ and ‘IP1000’ Models and the increasing brand recognition and the expanding distribution network of its ‘COSUN’ branded mobile phones business. The Basic earnings per common share after extraordinary gain for the third quarter was USD56 cents.
The Un-audited Income Statement for the Three Months Ended September 30 can be found in Appendix I below
Un-audited Balance Sheet as at June 30, 2006 and Income Statement for the Six Months Ended June 30, 2006
For the six months ended June 30, 2006, the company recorded USD177.5 million, USD15.4million and USD12.5 million for its Net sales, Income from operations and net income before option charge respectively.
In the first half of 2006, the Company granted to certain employees and an external consultant stock options to purchase all the 2,000,000 shares of common stock authorized and reserved for issuance under the Stock Compensation Plan set up in 2005.
     Mr. Wu Rui Lin, Chairman of XING, said, “The granting of stock options, though representing an expense in the income statement and having a dilutive effect on earnings, has the advantage of not involving any outflow of cash. In fact, for some senior employees, the lion’s share of their total remuneration package is in stock options. The share-based compensation recorded for 2006 H1 related to the 2005 Plan, and was for services rendered over a long period of time.

“There are many different approaches to the treatment of options. The Black-Scholes Model has been used for the income statement for the six months ended June 30, 2006 of XING presented in this press release. RMB 58.4 million (USD 7.3 million) of share-based compensation expenses has been recorded as a result.
“However, as all the options to purchase 2,000,000 shares were exercised within a very short period of time (less than two months) of their grant, a case can be made for using the intrinsic value method for compensation cost measurement. Intrinsic value is the excess of the market price of the underlying stock over the exercise price of a related stock option. “Using the Black-Scholes Model, the net income was $5.2 million. Using the intrinsic value approach, the net income would have been $ 12.5 million instead. No matter which approach to use, it has no impact on the cash flow situation of the company.”
For nine months ended September 30, 2006, the company recorded net sales of US$285.2 million and income from operation of US$36.3 million. Net income and basic earnings per share were US$18.4 million and USD 80 cents respectively using the Black-Scholes Model. If the intrinsic value method had been used, they respectively would have been US$25.7 million and USD1.13 instead.
The un-audited consolidated balance sheet as at June 30, 2006 and the un-audited consolidated income statement for the six months ended June 30, 2006 can be found in Appendix II below
Other Event
In November, the Company completed the acquisition from the minority shareholder of the remaining 20% equity in Qiao Xing Mobile Communication Co., Ltd, an investment holding company that owns 93.4% of the equity interests in the mobile phone handset maker CEC Telecom Co., Ltd. (CECT). As a result, Qiao Xing Universal’s effective shareholding in CECT has increased from 74.7% to 93.4%.
On a pro forma basis assuming that the transaction had taken place on January 1, 2006, it would increase the net income of the company for the nine months ended September 30, 2006 to USD 24.8 million using the Black-Scholes Model for the measurement of stock-based compensation cost. If the intrinsic value method had been used, it would have been USD 32.1 million instead.

Appendix I
QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
AND NET INCOME
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006

	2006 Q3
	Rmb’000	US$’000
	(Un-audited)	(Un-audited)
Net sales	851,236	107,697
Cost of goods sold	(659,771)	(83,473)

Gross profit	191,465	24,224

Operating expenses:
Selling expenses	(8,826)	(1,117)
General, administrative and R&D expenses	(14,465)	(1,830)
Amortization of acquired intangible assets	(2,405)	(304)

Income from operations	165,769	20,973

Interest expense, net	(12,880)	(1,630)
Exchange gain, net	4,425	560
Amortization of discount on bonds	(9,489)	(1,201)
Other expenses, net	(249)	(32)

Income before income tax	147,576	18,671

Provision for income tax	(23,804)	(3,012)

Income before minority interests	123,771	15,659

Minority interests	(34,219)	(4,329)

Net income before extraordinary item	89,552	11,330

	2006 Q3
	Rmb’000		US$’000
	(Un-audited)		(Un-audited)
Extraordinary item – gain on acquisition of additional equity interest in a subsidiary		14,398		1,822

Net income		103,950		13,152

Basic earnings per common share
Before extraordinary gain	Rmb	3.74	US$	0.48
Extraordinary gain	Rmb	0.61	US$	0.08

After extraordinary gain	Rmb	4.35	US$	0.56

Diluted earnings per common share
Before extraordinary gain	Rmb	3.39	US$	0.43
Extraordinary gain	Rmb	0.48	US$	0.06

After extraordinary gain	Rmb	3.87	US$	0.49

Weighted average number of shares outstanding
- Basic		23,707,000		23,707,000

- Diluted		29,726,000		29,726,000

Appendix II
QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2006

	June 30, 2006
	Rmb’000	US$’000
	(Un-audited)	(Un-audited)
ASSETS

Current assets:
Cash and cash equivalents	579,528	72,493
Restricted cash	195,109	24,406
Accounts and bills receivable	891,381	111,503
Inventories	211,037	26,398
Prepayments and other current assets	641,449	80,238

Total current assets	2,518,504	315,038

Property, plant and equipment	292,372	36,573
Prepayment for purchase of property, plant and equipment	358,742	44,875
Other non-current assets	9,046	1,132
Investments at cost	7,634	955
Goodwill	72,088	9,017
Other acquired intangible assets, net	43,418	5,431
Discount on bonds	57,139	7,147

Total assets	3,358,943	420,168

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:

Short-term borrowings	920,880	115,192
Accounts payable	212,100	26,531
Accrued liabilities	79,637	9,962
Deposits received, deferred revenues and other current liabilities	114,216	14,287
Total current liabilities	1,326,833	165,972

Shareholders’ loans	7,885	986
Bonds	319,772	40,000

Total liabilities	1,654,490	206,958

Minority interests	270,001	33,774

Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 23,651,692 as of June 30, 2006	195	24
Additional paid-in capital	907,768	113,552
Retained earnings	525,267	65,705
Cumulative translation adjustments	1,224	153

Total shareholders’ equity	1,434,454	179,434

Total liabilities, minority interests and shareholders’ equity	3,358,945	420,166

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
AND NET INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006

	2006 First half
	Rmb’000	US$’000
	(Un-audited)	(Un-audited)
Net sales	1,419,316	177,541
Cost of goods sold	(1,165,215)	(145,756)

Gross profit	254,101	31,785

Operating expenses:
Selling expenses	(22,438)	(2,807)
General and administrative expenses including stock-based compensation	(91,241)	(11,413)
Research and development	(12,754)	(1,595)
Amortization of acquired intangible assets	(4,809)	(602)

Income from operations	122,859	15,368

Interest income	3,412	427
Exchange gain, net	473	59
Interest expense	(23,890)	(2,988)
Amortization of discount on bonds	(1,736)	(217)
Other income, net	2,865	358

Income before income tax	103,983	13,007

Provision for income tax	(23,329)	(2,918)

	2006 First half
	Rmb’000		US$’000
	(Un-audited)		(Un-audited)
Income before minority interests		80,654		10,089

Minority interests		(38,800)		(4,853)

Net income		41,854		5,236

Earnings per common share
- Basic	Rmb	1.89	US$	0.24

- Diluted	Rmb	1.83	US$	0.23

Weighted average number of shares outstanding
- Basic		22,175,000		22,175,000

- Diluted		22,834,000		22,834,000

Forward-looking statements
     This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance and are subject to change. Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and subsequent reports filed with the Securities and Exchange Commission.

About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company conducts is operations primarily through two subsidiaries: CEC Telecom Co., Ltd. (“CECT”), its primary subsidiary, and Huizhou Qiao Xing Communication Industry, Limited (“HZQXCI”). CECT sells “CECT” branded cell phones and HZQXCI sell indoor phones and “Cosun” branded mobile phones. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products. This includes a model of PDA phone that combined ultra-small design and handwriting function, the ‘T868’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A1000’. The Company has established relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc
Tel: +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.